[Hovnanian Enterprises, Inc. Letterhead]

June 24, 2005

VIA EDGAR AND FACSIMILE

Re:	Hovnanian Enterprises, Inc.,
K. Hovnanian Enterprises, Inc. and
Subsidiary Registrants
Registration Statement on Form S-3
File No. 333-125738

Ms. Jennifer Hardy

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549

Dear Ms. Hardy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hovnanian Enterprises, Inc., K. Hovnanian Enterprises, Inc. and the Subsidiary Registrants hereby request that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 pm (Washington, D.C. time) on June 24, 2005, or as soon as practicable thereafter.

As you requested, the undersigned hereby acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Vincent Pagano Jr. of Simpson Thacher & Bartlett LLP, at 212-455-3125.

Very truly yours,

Hovnanian Enterprises, Inc.
K. Hovnanian Enterprises, Inc.
Subsidiary Registrants

/s/ Peter S. Reinhart
Peter S. Reinhart
Senior Vice President and General Counsel